O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0844477-00001

VIA EDGAR

June 22, 2023

Ms. Irene Barberena-Meissner

Mr. Mitchell Austin

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Surf Air Mobility Inc.

Response to the Staff’s Comments on Registration Statement on Forms S-1 and S-4

Filed on June 5, 2023

CIK No. 0001936224

Dear Ms. Barberena-Meissner and Mr. Austin:

On behalf of our client, Surf Air Mobility Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 16, 2023 regarding the Company’s Registration Statement on Forms S-1 and S-4 filed via EDGAR to the Commission on June 5, 2023 (the “ Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Company’s First Amendment to the Registration Statement on Form S-1 and Form S-4 (the “First Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Forms S-1 and S-4 filed on June 5, 2023

Background of the Southern Acquisition, page 83

1.	We note your revised disclosure in response to prior comment 2 that Surf Air and Southern determined the initial purchase price of $50 million based on Southern’s revenue in 2019, as well as based on a multiple of Southern’s projected 2020 revenue. Please revise to quantify the financial data used to determine the initial purchase price and disclose underlying material assumptions.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 83 of the Registration Statement to quantify the financial data used to determine the initial purchase price and disclose underlying material assumptions.

2.	Please discuss how the Surf Air Board determined the Southern Merger Consideration was fair to Surf Air stockholders.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 83 of the Registration Statement to discuss how the Surf Air Board determined the Southern Merger Consideration was fair to Surf Air stockholders.

Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations 20283 Operating Environment, page 86

3.	We note your revised disclosure in response to prior comment 3 and reissue the comment in part. Please expand to identify actions planned or taken by Surf Air and Southern, if any, to mitigate inflationary pressures. In this regard, we note the disclosure on page 71 that assuming you do not enter into any future transactions to hedge your fuel consumption, or otherwise fix your labor costs, you will continue to be fully exposed to fluctuations in prices of material operating costs. We also note the disclosure on page 88 that although Southern continues to focus on mitigating these challenges, they are expected to continue to impact financial results in the coming months.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72, 88 and 104 of the Registration Statement to address Surf Air and Southern’s current plans regarding inflationary pressures.

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If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee

cc:

Yolanda Guobadia, Staff Accountant

Robert Babula, Staff Accountant

Sudhin Shahani, Chief Executive Officer, Surf Air Mobility Inc.

C. Brophy Christensen, Partner, O’Melveny & Myers LLP

Noah Kornblith, Partner, O’Melveny & Myers LLP

Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP